As filed with the Securities and Exchange Commission on June 2, 1995
                                                    Registration No. 33-
                                                                        --------

- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       ---------------------------------

                                   FORM S-3
                            Registration Statement
                                     Under
                          The Securities Act of 1933

                       ---------------------------------

                          ACCLAIM ENTERTAINMENT, INC.
            (Exact name of registrant as specified in its charter)

                       ---------------------------------

          Delaware                                 38-2698904
     (State or other jurisdiction of       (IRS Employer Identification No.)
      incorporation or organization)

                       ---------------------------------

                               One Acclaim Plaza
                          Glen Cove, New York  11542
                                (516) 656-5000
  (Address and telephone number of registrant's principal executive offices)

                       ---------------------------------

               Gregory E. Fischbach               Copy to:
               Chief Executive Officer            Eric M. Lerner, Esq.
               Acclaim Entertainment, Inc.        Rosenman & Colin
               One Acclaim Plaza                  575 Madison Avenue
               Glen Cove, New York  11542         New York, New York 10022
               (516) 656-5000                     Telephone: (212) 940-7157
               ----------------------------
               (Name, address and telephone
                number of agent for service)

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]


                       ---------------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                       ---------------------------------


                        CALCULATION OF REGISTRATION FEE

                                      Proposed            Proposed
Title of shares    Amount to be       maximum aggregate   maximum aggregate   Amount of
to be registered   registered         price per share1    offering price2     registration fee

Common stock,
 par value $0.02
 per share......   1,165,837 shares    $3.9167 to $16.50   $19,236,310.50      $6,634.00




1 Of the 1,165,837 shares registered hereunder, 833,337 shares are to be offered from time to time by certain selling stockholders based upon prevailing market prices. Of the remaining 332,500 shares to be offered by the Company, 7,500 shares are to be offered at $3.9167 per share, 268,750 shares are to be offered at $13.25 per share and 56,250 shares are to be offered at $16.00 per share.

                                                      [cover page continued]

2 Estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the Common Stock as quoted on The NASDAQ Stock Market on May 30, 1995.

                       ---------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------


                      Subject to Completion
                        dated June 2, 1995


PROSPECTUS

                         1,165,837 Shares

                   ACCLAIM ENTERTAINMENT, INC.

                           Common Stock

     Of the 1,165,837 shares of common stock, par value $0.02 per share (the "Common Stock"), of Acclaim Entertainment, Inc. (the "Company") covered by this Prospectus, up to 332,500 shares (the "Option Shares") of Common Stock are deliverable by the Company from time to time upon the exercise of outstanding options and warrants (the "Options") granted to certain sales representatives and agents of and consultants to the Company. The Options entitle the holders thereof to purchase the Option Shares at purchase prices ranging from $3.9167 to $16.00 per share. See "Optionholders; Exercise of Options." The proceeds of any such exercise will be added to the Company's working capital.

     The remaining 833,337 shares (the "Resale Shares") of Common Stock are being offered and sold by the selling stockholders (the "Selling Stockholders") named herein. The Resale Shares were originally issued by the Company to the Selling Stockholders in a privately-negotiated transaction. See "Selling Stockholders" and "Plan of Distribution."

     The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Company has been advised by the Selling Stockholders that they may from time to time sell all or a portion of the Resale Shares on The NASDAQ Stock Market, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or in private transactions at negotiated prices and on terms to be determined at the time of sale. The Resale Shares may be sold directly, through an underwritten offering, through agents designated from time to time or to or through broker-dealers designated from time to time. To the extent required, the number of Resale Shares to be sold, the purchase price, the public offering price, if applicable, the name of any such agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus. The Selling Stockholders may also sell all or a portion of the Resale Shares pursuant to Rule 144 promulgated under the Securities Act of 1933 (the "Securities Act"), to the extent that such sales may be made in compliance with such Rule. See "Plan of Distribution."
The Company knows of no selling arrangement between any underwriter, agent or broker-dealer and the Selling Stockholders.

     The Selling Stockholders and any broker-dealers or agents who participate with the Selling Stockholders in the distribution of any Resale Shares may be deemed to be "underwriters" as such term is defined under the Securities Act and any discount or commission received by them and any profit on the sale of the Resale Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


     The Selling Stockholders have agreed to indemnify the Company, and the Company has agreed to indemnify the Selling Stockholders, against certain liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution" for a description of this agreement and other arrangements between the Company and the Selling Stockholders. Expenses of this offering (excluding legal fees incurred by the Selling Stockholders, which will be borne in full by them), estimated at $25,000, will be paid by the Company.

     The Common Stock is traded on The NASDAQ Stock Market National Market under the symbol "AKLM." On June 1, 1995, the last reported sale price of the Common Stock was $16.8125 per share.

     The offering is subject to withdrawal and cancellation at any time, without notice.

       ----------------------------------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION NOR HAS THE SECURITIES AND
          EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY
                 REPRESENTATION TO THE CONTRARY
                     IS A CRIMINAL OFFENSE.
      ---------------------------------------------------

         The date of this Prospectus is June  , 1995.





     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the registration of the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the contents of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, as well as items of information omitted from this Prospectus but contained in the Registration Statement and reports and other information filed by the Company, may be inspected without charge at the public reference facilities referred to above and copies of all or any part thereof may be obtained from the Commission upon request and payment of the prescribed fee.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1994, filed on November 28, 1994 (File
     No. 0-16986) (the "Form 10-K");

     (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1994, filed on January 13, 1995 (File No. 0-16986);

     (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1995, filed on April 10, 1995 (File No. 0-16986);

     (d)  The Company's Current Report on Form 8-K filed on March
     31, 1995 (File No. 0-16986);

     (e)  The  Company's Proxy Statement relating to the Annual
     Meeting of its stockholders held on January 31, 1995, filed on January 3, 1995 (File No. 0-16986); and

     (f) The information in respect of the Common Stock under the caption "Description of Registrant's Securities to be Registered" contained in the Registration Statement on Form 8-A, filed on June 8, 1988 (File No. 0-16986), as amended by the Current Report on Form 8-K, filed on August 25, 1989 (File No. 33-9460-C), relating to the one-for-two reverse stock split effected by the Company.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of the filings of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for such documents should be directed to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for such copies should be directed to the Secretary at (516) 656-5000.

                           THE COMPANY

     Acclaim Entertainment, Inc. (hereinafter, "Acclaim"), together with its subsidiaries (Acclaim and its subsidiaries are collectively hereinafter referred to as the "Company"), is an entertainment publisher which engages in or plans to engage in
(i) the publication of interactive entertainment software for use with interactive entertainment hardware platforms; (ii) the development and publication of comic books, which commenced in July 1994 through the acquisition of Acclaim Comics, Inc., formerly Voyager Communications Inc.; (iii) the marketing of its motion capture technology and studio services, which commenced in the first quarter of fiscal 1995; (iv) the distribution of coin-operated arcade games, which is anticipated to commence in fiscal 1996 (and, with respect to redemption games, will commence upon the consummation of the proposed merger of a wholly-owned subsidiary of the Company with and into Lazer-Tron Corporation);
(v) the distribution of Software for affiliated labels, which commenced in the first quarter of fiscal 1995; and (vi) the electronic distribution of interactive entertainment through the partnership established in October 1994 between a subsidiary of the Company and a subsidiary of Tele-Communications, Inc. To date, the Company's principal business has been as a leading publisher of Software for dedicated interactive entertainment hardware platforms ("Entertainment Platforms").

     The Company had net revenues of $214.6 million, $327.1 million, $480.8 million and $318.4 million for the fiscal years ended August 31, 1992, 1993 and 1994, and for the six months ended February 28, 1995, respectively, and net income of $13.8 million, $28.1 million, $45.1 million and $29.2 million for the fiscal years ended August 31, 1992, 1993 and 1994, for the six months ended February 28, 1995, respectively.

     A Delaware corporation, Acclaim was founded in 1987 and has overseas operations in Japan, Canada, France, Germany, Spain and the United Kingdom. Acclaim's executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542-2708 and its telephone number is (516) 656-5000.

Products

     The Company attempts to produce families of high quality products and address a wide range of interactive entertainment categories, such as puzzle, sports, action/adventure and fantasy, based on the Company's intellectual properties (the "Properties"). The Company intends to continue its strategy for maximizing the revenue generated from each of its Properties by publishing Software titles for use on multiple hardware platforms and creating successive Software products using the same Properties in order to form the basis for families of products which can capitalize upon the exposure and name recognition associated with the Properties. For example, the Company has released at least one product each year based on World Wrestling Federation ("WWF") characters since 1988 resulting in a total of 17 products to date. A similar strategy has been utilized with The Simpsons and NBA Properties. The Company's strategy is to continue to use recognizable personalties and icons, generally obtained through licenses from the owners of these intellectual properties, to market its Software. To date, the Company has obtained licenses from a variety of sources for properties such as The Simpsons (television), Batman Forever (motion picture), NFL Quarterback Club, World Wrestling Federation (sports), Mortal Kombat (arcade games), and Spiderman (comics).

Marketing

     The Company attempts to release Software simultaneously across a series of hardware platforms. As the Company releases families of titles for multiple platforms, it is able to take advantage of cross-merchandising opportunities and benefit from marketing economies of scale. Promotional activities can become more efficiently focused on the particular intellectual property theme available in several configurations for multiple hardware systems. The Company markets its Software primarily to mass merchandise companies, large retail toy store chains, department stores and specialty stores. The Software is also sold, to a lesser extent, to wholesale distributors. The target customers for the Company's products are primarily males aged 11 to 21. In selecting an existing game or a new concept for development and distribution, the Company's management seeks products it believes will appeal to the imagination of its target customers and develops a packaging concept and advertising strategy consistent with the product's theme to attract that customer. The Company supports its products with advertisements, both on television and in print, promotions and public relations. For its major multi-platform releases, the Company creates marketing events through pre-release promotions and point-of-sale materials. These events are similar to promotional concepts utilized in the film and record industries.

     Acclaim Comics has created a superhero and action/adventure comic book series based on characters who co-exist in the "VALIANT" Universe. The "VALIANT" Universe concept permits
Acclaim Comics to use the popularity of its characters to introduce a new character in an existing comic or to develop more fully an existing but relatively unknown character.

Distribution and Operations

     The Company distributes its Software through independent sales representatives in the United States to reach over 20,000 store locations. The Company also distributes its Software products directly to retail in France, Germany, Spain and the United Kingdom utilizing independent sales representatives. For Software sales in the other European markets, the Company uses national distributors. The Company also sells and distributes directly in Japan and Canada. The Company's Software is available in over 50 countries and in over 50,000 stores worldwide.

     The Company's comic books are distributed through independent distributors to the comic book direct market, which consists of comic book specialty stores and mail order comic book dealers, in the United States.

     The Company seeks to manage its operations to achieve a relatively low fixed-cost structure and provide maximum operational flexibility. The Company's strategic alliances with independent developments teams for Software products, its use of subcontractors to manufacture its Software products, its royalty based compensation of comic book artists and its use of independent sales representatives contribute to increasing the Company's variable costs and minimizing its fixed overhead. Similarly, the Company utilizes the services of outside warehouse and distribution facilities on a territory-by-territory basis. However, as the Company continues to grow, it may become cost efficient or strategically advantageous for the Company to perform some or all of these functions itself. Accordingly, in January 1995, the Company completed the acquisition of Iguana Entertainment, Incorporated ("Iguana USA"), a developer of software products. The Company maintains a computer network, which allows for the electronic transmission of information among its various offices and utilizes electronic data interchange with its major domestic customers.

     In June 1993, the Company launched Acclaim Distribution, Inc., a wholly-owned subsidiary to handle distribution of its labels as well as affiliated labels. The Company commenced shipping products for its first affiliated label, Digital Pictures, Inc. ("Digital Pictures"), in the first quarter of fiscal 1995.

Technology

     The engineering staff within the Company's Advanced Technologies Group ("ATG") provides technical support and programming tools to enhance game play and product quality. With the advancement of CD-ROM technology, ATG's activities have expanded to include the development of a new animation creation process and designing tools for use in programming Software for CD-ROM or cartridge-based platforms utilizing 32- or 64-bit processors. In September 1994, the Company completed the construction of its "motion capture" studio for the application of its animation technology. In addition to the use of this technology in its own Software, the Company intends to market its motion capture technology and sell its studio services for use in other entertainment media. In December 1994, pursuant to an agreement with Warner Bros., Warner Bros. utilized the Company's motion capture technology and studio services to create certain of the special effects for Batman Forever, which is expected to be released in the summer of 1995. No assurance can be given that the Company will be successful in marketing its technology and selling its studio services and, even if it were successful, that revenues generated therefrom will be material.

     In July 1994, the Company established Acclaim Coin-Operated Entertainment, Inc., a wholly-owned subsidiary based in California, for the creation and distribution of stand-alone coin-operated games. The subsidiary is currently in the start-up phase and anticipates shipping its first game, Batman Forever, in fiscal 1996. It is the Company's current intention to release, commencing in fiscal 1996, between three to four coin-operated games per year. The successful creation and marketing of such games will be dependent, in large part, on the Company's ability to hire and retain developers for the creation of, and to license or create properties for use in, coin-operated games which achieve widespread market acceptance. There can be no assurance that the Company will be successful in creating and marketing coin-operated games or that any revenues derived by the Company from the sale of such games will be material.

     On October 19, 1994, Acclaim Cable Holdings, Inc., a wholly-owned subsidiary of the Company, entered into a Partnership
Agreement with TCI GameCo Ventures, Inc., an indirect wholly-owned subsidiary of TCI, for the creation of a Delaware limited partnership (the "Joint Venture"), the interests in which are indirectly held 65% by the Company and 35% by TCI. The principal purposes of the Joint Venture are to develop and acquire (including by purchase or license), entertainment software for interactive networks, as well as to promote a standard for broadband network gaming to be incorporated into advanced set-top boxes.

     On March 22, 1995, Acclaim entered into an Agreement and
Plan of Merger with Lazer-Tron Corporation ("Lazer-Tron") pursuant to which Acclaim agreed to acquire Lazer-Tron through the merger (the "Merger") of Acclaim Arcade Holdings, Inc., a wholly owned subsidiary of Acclaim, with and into Lazer-Tron. Lazer-Tron designs, develops, manufactures and markets coin- and token-operated redemption games for use in family entertainment centers and other entertainment venues. As a result of the Merger, Lazer-Tron will be the surviving corporation and will become a wholly-owned subsidiary of Acclaim.

The Merger is currently anticipated to be consummated in the summer of 1995, subject to the satisfaction of various conditions including receipt of certain third party consents and the approval of Lazer-Tron's shareholders. Acclaim intends to account for the transaction as a pooling of interests.

Interactive Entertainment Industry

     The interactive entertainment industry is characterized by rapid technological change, resulting in hardware platform and related Software product cycles. No single hardware platform or system has achieved long-term dominance. The Company's strategy is to publish Software for the hardware platforms that currently dominate the market and to develop Software for the hardware platforms that the Company believes will become dominant in the future, rather than to be the first Software publisher for an emerging hardware platform; in order to promote its strategic relationships, however, the Company may from time to time publish Software for a hardware platform before it attains mass market appeal. The Company's revenues have traditionally been derived from sales of Software for the then dominant platforms. Accordingly, the Company's revenues are subject to fluctuation during transition periods when new hardware platforms have been introduced but none has achieved mass market acceptance or become dominant.

     From inception through fiscal 1991, substantially all of the Company's revenues were derived from sales of Software for the 8-bit Nintendo Entertainment System ("NES"). Although the Company commenced the publication of Software for Game Boy, the portable system marketed by Nintendo Co., Ltd. (Japan) (Nintendo along with its subsidiary, Nintendo of America, Inc., are collectively hereinafter referred to as "Nintendo"), in fiscal 1990, for the Super Nintendo Entertainment System ("SNES") in fiscal 1991 and for Genesis and Game Gear, the 16-bit dedicated and portable hardware systems, respectively, marketed by Sega Enterprises Ltd. ("Sega") in fiscal 1992, the Company did not derive significant revenues from the sale of portable or 16-bit Software until fiscal 1992. The 16-bit systems are more sophisticated than the 8-bit systems, producing faster and more complex images with more lifelike animation and better sound effects and, by 1993, had replaced the 8-bit Entertainment Platform as the dominant Entertainment Platform. In fiscal 1994, most of the Company's revenues were derived from sales of Software for the 16-bit SNES and Genesis systems. The Company anticipates that most of its revenues in fiscal 1995 will be derived from sales of Software for the 16-bit Entertainment Platforms.

     The Company anticipates that the interactive entertainment industry will undergo significant changes in both the short- and long-term future due, in large part, to the introduction of the next generation of Entertainment Platforms incorporating 32- and 64-bit processors, as well as the success of personal computer/compact disk systems ("PC CD Systems"), the development of remote and electronic delivery systems and the entry and participation of new companies in the industry. The new hardware platforms may use read-only memory ("ROM") cartridges, compact disk ("CD"), flash memory and/or other technologies as the dominant software storage device. Additional CD platforms, including personal computer systems for which Software products are published, are currently marketed by Philips, Sega, Commodore, Apple, IBM, IBM-compatible manufacturers and The 3DO Company. Atari launched Jaguar, its 64-bit cartridge-based system, in November 1993 and Sega launched 32X, its 32-bit cartridge-based attachment for its 16-bit Genesis system, in November 1994. Sega and Sony launched their 32-bit CD-based systems in Japan in November 1994 and Sega has shipped limited quantities of its system in the United States commencing in May 1994. Sony Corporation has announced plans to release its new 32-bit CD-based system in the United States in September 1995 and Nintendo has announced plans to release a new 64-bit ROM-cartridge based system in the United States in 1996.

     The Company believes that sales of new 16-bit hardware systems peaked in calendar 1993. Based on historical industry cycles, management believes that 16-bit Software sales peaked in calendar 1994 (the year following the peak year for hardware sales). The Company as well as industry analysts anticipate, based on Software sales information for calendar year 1994 and the continuing decline in 16-bit hardware sales, that the market for 16-bit Software will decline in calendar 1995.

     Although the Company believes that hardware incorporating
32- and 64-bit processors will become the dominant Entertainment Platforms in the interactive entertainment industry over the next few years, the Company is unable to predict which, if any, of the newly introduced or announced platforms will achieve commercial success or the timing thereof or their impact on the industry.
No assurance can be given that the Company will correctly identify the systems with such potential or be successful in publishing Software for such platforms and systems. The uncertainty associated with the transition from 16-bit cartridge-based Entertainment Platforms to the next generation
Entertainment Platforms decreases the Company's ability to predict with any certainty its results of operations and profitability during this transition phase.

     Historically, management believed that the floppy and personal computer market was characterized by (i) numerous hardware and software incompatibilities; (ii) high price points for multimedia PC hardware; (iii) a large number of software titles; and (iv) technological limitations of the hardware systems for gaming as compared to the Entertainment Platforms. Accordingly, the Company participated in this category through distribution agreements which, in the opinion of management, provided the greatest return on the investment of time and effort needed to service a fragmented market. However, based on management's belief that this category now has sufficient mass market penetration to warrant publishing Software directly, and due to technological advancements incorporated in the newer PC CD Systems and the higher gross margins realized by publishers of Software for this category, in the second quarter of fiscal 1995, the Company commenced marketing Software for PC CD Systems.

     The Company commenced the development and sale of Software for the Sega CD system in fiscal 1994 and for Sega's 32X in the second quarter of fiscal 1995. The Company has announced that it is developing Software for Sega's Saturn system, Nintendo's Ultra 64 system and Sony's CD-based PSX, formerly known as "Play Station". However, management believes that the installed base of the new generation of Entertainment Platforms will not rival the current installed base of 16-bit Entertainment Platforms in the near-term. As a result, the sales growth of Software for these new Entertainment Platforms and PC CD Systems may not offset the decline in sales of Software for the 16-bit Entertainment Platforms in this calendar year and, as a result, overall industry growth rates may decline in the near-term.

     Based on the decline of the 16-bit hardware market and the related slowdown in retail sell-through of 16-bit Software on an industry-wide basis, management believes that retailers, in order to reduce inventory levels, may reduce purchases of the Company's 16-bit Software in the next several fiscal quarters as compared to prior fiscal quarters. Any such reduction in retail purchasing, to the extent not offset by growth in Software sales for the new Entertainment Platforms and PC CD Systems, would decrease the Company's rate of growth as discussed below. As retail sell-through of 16-bit Software continues to slow down, this may result in a build-up of retail inventory which, in turn, may force the Company to liquidate excess inventory levels at retail by offering price protection and other concessions to its customers in future periods. As the transition to the next generation of Entertainment Platforms continues and as new Entertainment Platforms achieve market acceptance, the risk of returns of the Company's 16-bit Software titles has increased and will continue to increase. Although management believes that it has adequate reserves for such concessions and returns, no assurance can be given that future price protection, returns and other similar concessions will not exceed such reserves. In addition, the Company has incurred and expects to continue to incur higher marketing expenses in connection with the sale of 16-bit Software, which higher expenses may adversely affect the Company's profitability.

     Due in part to the decline of the market for Software for 16-bit Entertainment Platforms in 1995 and the related transition to the next generation of Entertainment Platforms, the Company believes that it will experience a lower rate of growth in fiscal 1995 and fiscal 1996 as compared to fiscal 1994, and a materially lower rate of growth, if any, in the third and fourth quarters of fiscal 1995 as compared to the first and second quarters of fiscal 1995.

     The release of individual "hit" Software titles or families of titles can significantly affect revenues. Historically, "hit" titles or families of titles have accounted for significant portions of the Company's gross revenues during particular periods. In prior periods, the Simpsons family of titles and the WWF family of titles have accounted for significant portions of the Company's gross revenues. Continuing this historic pattern, in the quarter ended February 28, 1994, the NBA Jam family of titles accounted for a significant portion of the Company's gross revenues and in the quarter ended February 28, 1995, the NBA Jam Tournament Edition family of titles accounted for a significant portion of the Company's gross revenues. In the six months ended February 28, 1994, each of the Mortal Kombat and NBA Jam family of titles accounted for a significant portion of the Company's gross revenues and in the six months ended February 28, 1995, each of the Mortal Kombat II and NBA Jam Tournament Edition family of titles accounted for a significant portion of the Company's gross revenues.

     The timing of the release of Software titles can cause quarterly revenue and earnings fluctuations. A significant portion of the Company's revenues in any quarter is generally derived from Software titles or families of titles first shipped in that quarter. Product development schedules are difficult to predict due in large part to the difficulty of scheduling accurately the creative process and, with respect to Software for new hardware platforms, the use of new development tools for new platforms and the learning process associated with development for new technologies including the Company's own motion capture and related technologies. As the industry trend toward more sophisticated Entertainment Platforms continues, the related Software products frequently include more original, creative content and are more complex to develop and, accordingly, cause additional development and scheduling risk. As a result, the Company's quarterly results of operations are difficult to predict and the failure to meet product development schedules or even minor delays in product deliveries could cause a shortfall in shipments in any given quarter, which could cause the results of operations and net income for such quarter to fall significantly below anticipated levels.

     The Company's ability to sustain its current results of operations and profitability and to generate sales growth in the future will be dependent in large part on (i) the Company's ability to identify, develop and publish "hit" Software titles for the hardware platforms that are viable in the mass market,
(ii) the growth of the interactive entertainment Software market and (iii) the Company's ability to develop and generate revenues from its other entertainment operations. In addition, the Company has incurred and expects to continue to incur increased research and development as well as general and administrative expenses in connection with the start-up of its new business operations (e.g., coin-operated games). If the Company is not successful in generating revenues from these new businesses, its profitability will be adversely affected.


                OPTIONHOLDERS; EXERCISE OF OPTIONS

     The Option Shares covered by this Prospectus are issuable by the Company upon exercise of various Options granted by the Company to certain sales representatives, agents and consultants. The following sets forth certain information in respect of the Options held by each optionholder:

     Acclaim granted options to purchase up to 11,250 shares in July 1992 to a former agent of Arena Entertainment, Inc., a wholly-owned subsidiary of Acclaim, the issuance of 3,750 of which shares has been previously registered by Acclaim under the Securities Act. Acclaim is registering the issuance of the remaining 7,500 shares issuable upon exercise of certain of the Options. Such Options are exercisable in whole or in no more than three equal installments at any time after October 8, 1992 at a purchase price of $3.9167 per share and, if not exercised in full prior thereto, expire in July 1997.

     Acclaim granted options to purchase up to 75,000 shares in May 1993 to a consultant, the issuance of which shares is being registered hereby. One quarter of such Options became exercisable on the date of grant at an exercise price of $13.00 per share and the remaining Options are exercisable in equal installments commencing on the first, second and third anniversaries of the date of grant of such Options at an exercise price of $16.00 per share. These Options expire in May 1998, if not exercised in full prior thereto.

     In April 1994, Acclaim granted the remaining Options to purchase 250,000 shares, which are registered hereby, to various independent sales representatives in conjunction with the execution of sales representation agreements with such representatives. These Options are generally exercisable in thirds commencing on the first anniversary of the date of grant at an exercise price of $13.50 per share and, if not exercised in full prior thereto, expire in April 2004.


     The holders of the Options may exercise the Options by delivering to the Company written notice of exercise, specifying the number of Options being exercised, and by making payment of the price for the Options being exercised, in cash or by certified or bank check payable to the Company or by wire transfer to the Company.


                         USE OF PROCEEDS

     The net proceeds received by the Company upon the issuance of the Option Shares will be used to increase working capital.
The Company will not receive any proceeds from the sale of any Resale Shares by the Selling Stockholders.


                       SELLING STOCKHOLDERS

     The Resale Shares covered by this Prospectus were acquired by Jeffrey Spangenberg, Nigel Cook, Cyrus Lum, Matthew
Stubbington, Darrin Stubbington, Craig Galley, James Moon, Peter Suarez, Beth Spangenberg, Darren Falcus and Jason Falcus (each, a "Selling Stockholder" and, collectively, the "Selling
Stockholders") in January 1995. Each of the Selling Stockholders is an officer and/or employee (and Mr. Spangenberg is also a director) of Iguana USA, which was acquired by the Company on January 4, 1995, or its subsidiary, Iguana Entertainment Ltd. ("Iguana UK"; Iguana USA and Iguana UK are collectively referred to as "Iguana"). Each of the Selling Stockholders was an officer and/or employee of Iguana prior to its acquisition (the "Acquisition") by the Company.
In addition, prior to the Acquisition, Jeffrey Spangenberg (who is Beth Spangenberg's spouse), Beth Spangenberg and Darrin Stubbington were directors of Iguana USA and Messrs. Spangenberg, D. Falcus and J. Falcus were directors of Iguana UK. Mr. Spangenberg was also the founder and sole shareholder of Iguana USA and owned 5% of Iguana UK (Messrs. D. Falcus and J. Falcus owned 20% of Iguana UK and Iguana USA owned the remaining 75%) prior to the Acquisition.

     Iguana is an interactive entertainment software developer. Iguana, founded in 1991, designed numerous titles for the Company and other interactive entertainment publishers, including such titles as the Company's NBA Jam and NFL Quarterback Club, and derived a significant portion of its revenues during the years ended December 31, 1994 and 1993 from the Company. Except as a result of their respective employment by Iguana and, with respect to Messrs. Spangenberg, D. Falcus and J. Falcus, their respective ownership of stock of Iguana USA and Iguana UK, neither the Company nor any of its affiliates has had within the past three years any material relationship with any of the Selling
Stockholders or any of their respective affiliates.

     On January 4, 1995, the Company completed the Acquisition of Iguana USA. As part of the Acquisition, Iguana USA purchased the shares of Iguana UK held by Messrs. Spangenberg, D. Falcus and J. Falcus. Concurrently with the closing of the Acquisition, the Company and Iguana entered into five-year employment agreements with Messrs. Spangenberg, Cook, Lum, M. Stubbington, D. Stubbington, Galley, D. Falcus and J. Falcus. The Resale Shares were issued to the Selling Stockholders pursuant to such employment agreements or the purchase agreement governing the Acquisition.

     The Resale Shares received by the Selling Stockholders are restricted securities within the meaning of the Securities Act and cannot be offered or sold without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of registration rights agreements entered into between Acclaim and each of the Selling Stockholders at the closing of the Acquisition, Acclaim filed the Registration Statement (of which this Prospectus is a part) and will use its best efforts to keep the Registration Statement effective until no later than January 4, 1998 (or until all of the Resale Shares are disposed of by the Selling Stockholders, if earlier, subject to the availability of the provisions of Rule 144(k)). Expenses of this offering (excluding the fees of legal counsel for the Selling Stockholders, which will be borne in full by them), estimated at $25,000, will be paid by the Company.

     The Resale Shares are held in escrow pursuant to escrow agreements among each of the Selling Stockholders, Iguana USA, Acclaim and an escrow agent. The Resale Shares will generally be released from escrow in five equal annual installments, commencing on January 1, 1996, so long as the respective Selling Stockholder remains employed by Iguana. Depending upon the circumstances of the termination of a Selling Stockholder's employment by Iguana, all Resale Shares issued to such Selling Stockholder and remaining in escrow at the time of termination
(i) may be released from escrow to such Selling Stockholder and may become available for resale by such person or (ii) may be forfeited by the Selling Stockholder and returned to Acclaim. While the Resale Shares are held in escrow, each Selling Stockholder has agreed, pursuant to the terms of voting agreements, to vote the Resale Shares held by him or her in accordance with the recommendation of the Board of Directors of Acclaim on all matters that are presented to the stockholders of Acclaim at any annual or special meeting.

     The following table sets forth certain information as of May

31, 1995 with respect to the Resale Shares held by each Selling
Stockholder:


                             Shares Benefi-      Shares              Shares Benefi-
                             cially Owned        Being               cially Owned After
Name                         Prior to Offering   Offered (1)         the Offering (1)
- ----                         -----------------   -----------         ------------------
Jeffrey R. Spangenberg (2)   555,556             555,556             -0-
Nigel Cook                     5,556               5,556             -0-
Cyrus Lum                     27,778              27,778             -0-
Matthew Stubbington (3)       55,556              55,556             -0-
Darrin Stubbington (3)        55,556              55,556             -0-
Craig Galley                  27,778              27,778             -0-
James Moon                    27,778              27,778             -0-
Peter Suarez                  16,667              16,667             -0-
Beth Spangenberg (2)           5,556               5,556             -0-
Darren Falcus (4)             27,778              27,778             -0-
Jason Falcus (4)              27,778              27,778             -0-

- -------------------------------
*   Less than one percent

(1) Assumes that all of the Resale Shares are sold by the Selling Stockholders pursuant to this Prospectus. Any Selling Stockholder may choose to dispose of none or only a portion of the Resale Shares held by him or her pursuant to this Prospectus upon release of such shares from escrow as described above.

(2) The Resale Shares shown as beneficially owned by Jeffrey Spangenberg and Beth Spangenberg, respectively, do not include the Resale Shares held by the other in which each of them would have a community property interest.

(3) Matthew Stubbington and Darrin Stubbington are brothers, but each of them disclaims any beneficial ownership in the Resale Shares held by the other.

(4) Darren Falcus and Jason Falcus are brothers, but each of them disclaims any beneficial ownership in the Resale Shares held by the other.



                       PLAN OF DISTRIBUTION

    The Selling Stockholders may from time to time sell all or a portion of the Resale Shares on The NASDAQ Stock Market or in any other securities market on which the Common Stock is then listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. Sales on or through The NASDAQ Stock Market will be effected at such prices as may be obtainable and as may be satisfactory to such Selling Stockholder. No sales or distributions other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. Normal commission expenses and brokerage fees will be paid individually by the Selling Stockholders. The Resale Shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the Resale Shares may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of The NASDAQ Stock Market; (d) ordinary brokerage transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. The Selling Stockholders may from time to time deliver all or a portion of the Resale Shares held by them to cover a short sale or sales or upon exercise of a put equivalent position. In addition, any Resale Shares that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than pursuant to this Prospectus.

    Brokers or dealers may receive commission or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of the Resale Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the resale of the Resale Shares by them or any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

    The Company has agreed to indemnify the Selling
Stockholders, and each underwriter, if any, of the Resale Shares (including any broker or dealer through which such shares may be sold) and each person, if any, who controls each such Selling Stockholder or any such underwriter within the meaning of Section 15 of the Securities Act, against certain liabilities, including liabilities under the Securities Act.

    Each of the Selling Stockholders has represented and warranted to, and agreed with the Company that, during such time as he may be engaged in a distribution of the Resale Shares, such Selling Stockholder will, among other things, (a) not engage in any stabilization activity in connection with the Company's securities, (b) furnish to each broker or dealer through whom or which he offers securities copies of the Prospectus, as may be required, (c) inform such broker or dealer as to the number of Resale Shares such person is selling, that such securities are part of a distribution and that such person is subject to the provisions of Rule 10b-6 of the General Rules and Regulations under the Exchange Act, (d) report weekly to the Company any disposition of the Resale Shares if any such disposition shall have occurred, and (e) not bid for, or purchase, any Company securities other than as permitted under the Exchange Act.


                          LEGAL MATTERS

    Certain legal matters in respect of the shares offered hereby will be passed upon for the Company by Rosenman & Colin, 575 Madison Avenue, New York, New York 10022.


                             EXPERTS

    The financial statements and schedules of the Company for the years ended August 31, 1994, 1993 and 1992 incorporated in this Prospectus by reference to the Form 10-K have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

- --------------------------------------------------------------------------------

    No dealer, salesman or other person
has been authorized to give any
information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.


                      ----------------------



                        TABLE OF CONTENTS

                                                             Page

Available Information. . . . . . . . . . . . . . . . . . . .    2
Incorporation of Certain Documents
   by Reference. . . . . . . . . . . . . . . . . . . . . . .    2
The Company. . . . . . . . . . . . . . . . . . . . . . . . .    4
Optionholders; Exercise of Options . . . . . . . . . . . . .   12
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . .   13
Selling Stockholders . . . . . . . . . . . . . . . . . . . .   13
Plan of Distribution . . . . . . . . . . . . . . . . . . . .   15
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . .   17
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . .   17




                                    ACCLAIM
                              ENTERTAINMENT, INC.



                               1,165,837 Shares




                                 Common Stock








                                 June   , 1995

- --------------------------------------------------------------------------------


                             PART II
              INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution

    The expenses of issuance and distribution of the Common
Stock (excluding legal fees incurred by the Selling Stockholders, which will be borne in full by them) are to be paid by the Company. The following itemized list is an estimate of the expenses:


    SEC Registration Fee . . . . . . . . . . . . . . . . .           $ 6,290.00
    Legal fees and expenses. . . . . . . . . . . . . . . .            15,000.00
    Accounting fees and expenses . . . . . . . . . . . . .             2,500.00
    Transfer Agent fees  . . . . . . . . . . . . . . . . .               200.00
    Blue Sky fees and expenses . . . . . . . . . . . . . .               800.00
    Miscellaneous. . . . . . . . . . . . . . . . . . . . .               210.00
                                                                     ----------
           Total . . . . . . . . . . . . . . . . . . . . .           $25,000.00


Item 15.  Indemnification of Directors and Officers

    The Certificate of Incorporation of the Registrant provides that any person may be indemnified against all expenses and liabilities to the fullest extent permitted by the General
Corporation Law of the State of Delaware.

    Section 145 of the General Corporation Law of Delaware, the law of the state in which the Registrant is incorporated, empowers a corporation within certain limitations to indemnify any person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any suit or proceeding to which he is a party by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as long as he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful.

    The Registrant also has in effect directors' and officers' liability insurance.

                                     II - 1

Item 16.  Exhibits

    The following documents are filed as a part of this

Registration Statement:


Exhibit No.        Description


4.1                - Specimen form of the Company's common stock
                     certificate (1)

5*                 - Opinion of Rosenman & Colin

23(a)              - Consent of Grant Thornton LLP (included on
                     page II-7)

23(b)              - Consent of Rosenman & Colin (included in
                     Exhibit 5)

24                 - Power of Attorney (included on page II-6)


- ---------------
*   To be filed by amendment

(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended August 31, 1989, filed November
    8, 1989, as amended (File No. 0-16986).

                                     II - 2

Item 17.  Undertakings.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

                (i)     to include any prospectus required by Section 10
                        (a)(3) of the Securities Act;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;



    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is,

                                     II - 3

therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                     II - 4



                            SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau and State of New York on May 31, 1995.

                             ACCLAIM ENTERTAINMENT, INC.


                             By  Gregory E. Fischbach
                                 ---------------------------------
                                  Gregory E. Fischbach
                                  Chief Executive Officer

                                     II - 5




                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory E. Fischbach and James Scoroposki, and each or either of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


    Signature                     Title                         Date



Gregory E. Fischbach         Co-Chairman; Chief Executive       May 31, 1995
- -------------------------       Officer; Director
  Gregory E. Fischbach


James Scoroposki             Co-Chairman; Senior Executive      May 31, 1995
- -------------------------       Vice President; Treasurer;
  James Scoroposki              Secretary; Director

Robert Holmes                President; Chief Operating         May 31, 1995
- -------------------------
  Robert Holmes                 Officer; General Manager;
                                Director

Bernard J. Fischbach         Director                           May 31, 1995
- -------------------------
  Bernard J. Fischbach


Michael Tannen               Director                          May 31, 1995
- -------------------------
  Michael Tannen


Robert H. Groman             Director                           May 31, 1995
- -------------------------
  Robert H. Groman



James Scibelli               Director                           May 31, 1995
- -------------------------
  James Scibelli


Bruce Ravenel                Director                           May 31, 1995
- -------------------------
  Bruce Ravenel


Anthony R. Williams          Executive Vice President;          May 31, 1995
- -------------------------       Chief Financial and
  Anthony R. Williams           Accounting Officer

                                     II - 6



         CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors of
  Acclaim Entertainment, Inc.


         We have issued our report dated October 20, 1994 accompanying the consolidated financial statements and schedules of Acclaim Entertainment, Inc. and subsidiaries included in the Annual Report on Form 10-K for the year ended August 31, 1994, which is incorporated by reference in this Registration Statement on Form S-3 and Prospectus. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption "Experts."



GRANT THORNTON LLP




New York, New York
June 1, 1995


                                     II - 7